Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
(unaudited)

	Three Months Ended March 31,		Fiscal Year Ended
(In millions)	2013	2012	2012	2011	2010	2009	2008
Loss from Continuing Operations Before Taxes	$(64)	$(124)	$(374)	$(786)	$(712)	$(623)	$(312)
Interest on Debt, Net of Capitalized Interest	169	189	733	716	586	595	570
Amortization of Capitalized Interest	—	—	—	—	—	—	48
Portion of rents deemed representative of the interest factor (1/3)	26	26	101	77	69	68	68
(Losses) Earnings Available for Fixed Charges	$131	$91	$460	$7	$(57)	$40	$374
Interest on Debt	169	189	733	716	586	595	570
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	26	26	101	77	69	68	68
Total Fixed Charges	$195	$215	$834	$793	$655	$663	$638
Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—
Deficiency	$(64)	$(124)	$(374)	$(786)	$(712)	$(623)	$(264)